Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-276975

AMERICAN EXPRESS COMPANY

1,600,000 Depositary Shares,

Each Representing a 1/1,000th Interest in a 6.450% Fixed Rate Reset Noncumulative Preferred Share, Series E

$1,000 Liquidation Preference per Depositary Share

Issuer:	American Express Company
Securities Offered:	1,600,000 Depositary Shares, each representing a 1/1,000th interest in a 6.450% Fixed Rate Reset Noncumulative Preferred Share, Series E (the “Preferred Shares”)
Expected Ratings*:	Moody’s: Baa2 (Stable) S&P: BBB- (Stable) Fitch: BBB- (Stable)
Trade Date:	August 5, 2026
Settlement Date:	August 12, 2026 (T+5). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on any date prior to one business day before delivery will be required, because the depositary shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.
Maturity:	Perpetual
Liquidation Preference:	$1,000,000 per Preferred Share (equivalent to $1,000 per depositary share)
Aggregate Liquidation Preference:	$1,600,000,000
Public Offering Price:	$1,000 per depositary share
Underwriting Discount:	$10 per depositary share
Net Proceeds to the Issuer, Before Expenses:	$1,584,000,000 ($990 per depositary share)

Dividend Rate and Payment Dates:

When, as and if declared by the board of directors of American Express Company, or a duly authorized committee thereof, out of funds legally available for such payments, quarterly in arrears, on the 15th of March, June, September and December of each year (each, a “dividend payment date”), beginning on September 15, 2026 (short first dividend period) (i) from the date of issuance of the Preferred Shares to, but excluding, September 15, 2031 (the “First Reset Date”), at an annual rate of 6.450% on the liquidation preference amount of $1,000,000 per Preferred Share and (ii) from, and including, the First Reset Date, for each reset period, at an annual rate equal to the five-year treasury rate (as defined in the preliminary prospectus supplement dated August 5, 2026) as of the most recent reset dividend determination date plus 2.119% on the liquidation preference amount of $1,000,000 per Preferred Share.

Reset Period:	The period from, and including, each reset date to, but excluding, the next succeeding reset date, except for the initial reset period, which will be the period from, and including, the First Reset Date to, but excluding, the next succeeding reset date.
Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding reset date.
Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period.
First Dividend Payment Date:	If declared, September 15, 2026
Day Count Convention:	30/360
Redemption at Issuer’s Option:	American Express Company may, at its option, redeem the Preferred Shares, and thus redeem a proportionate number of depositary shares, (i) in whole or in part, on any dividend payment date on or after September 15, 2031 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Event (as defined in the preliminary prospectus supplement), in each case at a cash redemption price equal to $1,000,000 per Preferred Share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to, but excluding, the redemption date. Neither the holders of the Preferred Shares nor the holders of the depositary shares will have the right to require redemption.
Sinking Fund:	Not applicable

Listing:	None
CUSIP:	025816 EV7
ISIN:	US025816EV75
Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:	BNP Paribas Securities Corp. Lloyds Securities Inc. Scotia Capital (USA) Inc. SG Americas Securities, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC
Junior Co-Managers:	Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the depositary shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a base prospectus, dated February 9, 2024 (the “base prospectus”)) and a preliminary prospectus supplement, dated August 5, 2026 (the “preliminary prospectus supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and the preliminary prospectus supplement if you request them by calling Barclays Capital Inc. at 1-888-603-5847, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829 and Wells Fargo Securities, LLC at 1-800-645-3751.

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